THE NEW YORK TIMES COMPANY

                       Ratio of Earnings to Fixed Charges

                      (Dollars in thousands, except ratio)

                                   (Unaudited)

                                                                      Exhibit 12

                                                                           Three Months Ended               Nine Months Ended
                                                                     September 26,   September 26,   September 26,   September 26,
                                                                              1999           1998             1999           1998
                                                                     ------------------------------------------------------------
Earnings from continuing operations before
     fixed charges

Income before income taxes, income from joint ventures and
     an extraordinary item (A)                                          $  99,834      $  91,084        $ 345,199       $ 344,560
Less net gain on dispositions of assets                                        --             --               --         (12,619)
Distributed earnings from less than fifty percent owned affiliates          3,941          4,480            7,416          11,336
                                                                        ---------------------------------------------------------
Adjusted pre-tax earnings from continuing operations                      103,775         95,564          352,615         343,277
Fixed charges less capitalized interest                                    16,253         13,585           47,186          41,239
                                                                        ---------------------------------------------------------
Earnings from continuing operations before fixed charges                $ 120,028      $ 109,149        $ 399,801       $ 384,516
                                                                        =========================================================

Fixed charges

Interest expense, net of capitalized interest                           $  13,485      $  11,164        $  39,208       $  34,117
Capitalized interest                                                           --             --               --             173
Portion of rentals representative of interest factor                        2,768          2,421            7,978           7,122
                                                                        ---------------------------------------------------------
Total fixed charges                                                     $  16,253      $  13,585        $  47,186       $  41,412
                                                                        =========================================================

Ratio of earnings to fixed charges                                           7.38           8.03             8.47            9.29
                                                                        =========================================================

A. 1998 excludes a $13.7 million pre-tax extraordinary item in April resulting from the early extinguishment of certain long term debt.